                                   EXHIBIT 28





             Robert J. Fitzsimmons                                     Immediate
             602/ 207-5759                                               Release


           THESE ARE THE EARNINGS FOR GREYHOUND FINANCIAL CORPORATION

             THE PRINCIPAL SUBSIDIARY OF GFC FINANCIAL CORPORATION
             _____________________________________________________

                 WHOSE EARNINGS WERE RELEASED JANUARY 24, 1995


                        GREYHOUND FINANCIAL CORPORATION

                         ANNOUNCES 1994 RESULTS FOR THE

                        FOURTH QUARTER AND YEAR-TO-DATE


PHOENIX, Arizona, January 26, 1995 -- Greyhound Financial Corporation, who announced on January 25, 1995 that its name will change to FINOVA Capital Corporation as of February 1, 1995, (the "Company") today reported strong results for the fourth quarter and the year ended December 31, 1994, resulting from its recent acquisitions, quality portfolio growth and sustained interest margins.

         Net income was $23.1 million for the fourth quarter of 1994 compared to $10.8 million for the fourth quarter of 1993, a 114% increase in net income. Net income for 1994 rose 104% to $74.3 million from $36.4 million in 1993. The results for 1994 include income from TriCon Capital ("TriCon") acquired on April 30, 1994 and Ambassador Factors ("Ambassador") acquired on February 14, 1994.

         Sam Eichenfield, Chairman, President and Chief Executive Officer of the Company, said that 1994 results reflect the enhanced earnings power of the Company created by acquisitions in 1993 and 1994 as well as outstanding performance from the Company's charter lines of business. Eichenfield said that he was pleased with the growth of the portfolio, which doubled to $5.7 billion in 1994 due to the acquisitions and a record $1.8 billion of new business volume. The portfolio grew at an annualized rate of 22% for the last half of the year. Fee based business, primarily generated by Ambassador, grew in 1994 with factoring volume exceeding $1.1 billion. The Company's portfolio growth was achieved with high quality profitable assets, reflected in the fact that nonearnings continued to decline to 2.9% (from 3.6% at December 31, 1993) of ending funds employed and securitizations ("managed assets").

         Interest margins earned continue to hold at 6.0% of average earning assets. This measurement compares favorably to 5.2% for the 1993 period, reflecting the contributions of the acquisitions made in 1994 as well as the continuing strong returns of the charter financial operations.

         In early 1995, the Company helped protect its margins on floating-rate transactions by hedging an additional $750 million of floating-rate debt to lock in the spread between the Company's lending and borrowing rates. With this hedge, the Company protected its margins on $1.5 billion of floating-rate transactions (or approximately 50% of its floating-rate liabilities). Growth in interest margins more than offset the higher provisions for possible credit losses and the higher selling, administrative and other operating expenses ("operating expenses") in the 1994 periods.

         The Company increased its loss provisions in 1994 due to the dynamics and loss experience of the businesses acquired. Reserves and accrued liabilities for possible credit losses are adequate at December 31, 1994, representing 2.1% of managed assets, as well as 72.4% of nonearning assets.

         The higher operating expenses are primarily attributable to the additions of TriCon and Ambassador in 1994. The running rate of these expenses, measured as a percent of interest margins earned, was 46.1% (for the combined entities) in 1994 (45.9% for the fourth quarter of 1994), an improvement over 47.5% in 1993.

         Income taxes were higher in the fourth quarter of 1994 due to an increase in income before income taxes and to a higher tax rate in effect during the fourth quarter of 1994 (primarily attributable to foreign income taxes provided). Income taxes for the twelve months of 1993 included a $4.9 million adjustment for increases in federal and state income tax rates applicable to deferred taxes on leveraged leases.

         Greyhound Financial Corporation, with assets of $5.8 billion, is a Phoenix-based major domestic commercial finance company providing secured lending to middle-market companies, making loans from $500,000 to $35 million. The Company also offers financing programs to manufacturers, distributors, vendors and franchisors to facilitate the sale of their products to end-users.


                                      ####

                        GREYHOUND FINANCIAL CORPORATION
                         AND CONSOLIDATED SUBSIDIARIES
                         SUMMARY OF CONSOLIDATED INCOME
                                  (UNAUDITED)
                             (Dollars in Thousands)


                                   Quarter Ended December 31,      Year Ended December 31,
                                   _______________________________________________________
                                      1994           1993           1994             1993
                                   _______________________________________________________
Interest earned from
 financing transactions            $159,850        $66,810        $503,351        $255,216
Interest expense                     69,538         33,373         222,929         126,152
Depreciation                         15,111          2,178          36,737           6,516
                                   --------        -------        --------        --------
Interest margins earned              75,201         31,259         243,685         122,548
Provision for possible
 credit losses                        6,317          2,000          16,670           5,706
Gains on securitizations
 and sale of assets                   3,373          3,199           9,045           5,439
Selling, administrative and
 other operating expenses            34,509         16,114         112,305          58,158
                                   --------        -------        --------        --------
Income before income taxes           37,748         16,344         123,755          64,123
Income taxes (1)                     14,604          5,521          49,442          27,682
                                   --------        -------        --------        --------
Net Income                         $ 23,144        $10,823        $ 74,313        $ 36,441
                                   ========        =======        ========        ========

(1) The results of operations for the year ended December 31, 1993 include an adjustment of $4,857,000 representing the effect of federal tax increases and state income taxes primarily applicable to deferred income taxes generated by the company's leveraged lease portfolio.

                        GREYHOUND FINANCIAL CORPORATION
          SELECTED CONSOLIDATED FINANCIAL DATA AND RATIOS (UNAUDITED)
                             (Dollars in Thousands)


                                                                                   Year Ended or as of
                                                                                       December 31,
                                                                             ______________________________
                                                                              1994 (1)            1993 (4)
                                                                             ______________________________
FINANCIAL DATA:

 Average funds employed (AFE) and securitizations (2)                        $4,629,578         $2,666,208
 Ending funds employed (EFE)                                                  5,667,644          2,846,571
 Securitizations (2)                                                            253,386
 Average earning assets (3)                                                   4,064,971          2,350,019
 Nonearning assets                                                              168,761            102,607
 Reserve and accrued liabilities for possible credit losses (5)                 122,233             64,280
 Total debt                                                                   4,574,962          2,082,350
 Stockholder's equity                                                           781,986            345,291
 New business                                                                 1,799,331          1,007,794
 Factoring volume                                                             1,129,936
 Backlog (includes lines of credit)                                             764,326            419,455
 Write-offs:
   Quarter                                                                       16,118              4,238
   Year-to-date                                                                  35,127             12,575

RATIOS:

Write-offs as a % of AFE and securitizations                                        0.8%               0.5%
Nonearning assets as a % of EFE and securitizations                                 2.9%               3.6%
Reserve and accrued liabilities for possible credit losses as a % of:
  Ending funds employed and securitizations                                         2.1%               2.3%
  Nonearning assets                                                                72.4%              62.6%
Interest margins earned as a % of average earning assets:
   Quarter (annualized)                                                             5.9%               5.2%
   Year-to-date                                                                     6.0%               5.2%
Selling, administrative and other operating expenses as a %
 of interest margins earned:
   Quarter                                                                         45.9%              51.5%
   Year-to-date                                                                    46.1%              47.5%
Total debt to stockholder's equity                                                 5.85               6.03

___________
(1) Includes financial results from the acquisitions of Ambassador (February 14, 1994) and TriCon (April 30, 1994).
(2) Securitizations are assets sold under securitization agreements and managed by the Company.
(3) Average earning assets are net of average deferred taxes on leveraged leases and average nonaccruing assets for the periods presented.
(4)    The 1993 periods exclude TriCon and Ambassador.
(5) Loss reserves for securitized transactions total $12,988 and are classified as accrued liabilities in the balance sheet.